FORM 4

  (   )  Check this box if no longer
         subject to Section 16.  Form 4
         or Form 5 obligations may continue.
         See Instruction 1(b).

                    UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION         _____________________
                WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                     |_____________________|
      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                     |EXPIRES:             |
                                                     |   SEPTEMBER 30, 1998|
      Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,             |BURDEN HOURS         |
       Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
         Holding Company Act of 1935                 |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940
 ___________________________________________________________________________
 1.  Name and Address of Reporting Person
      Scales                        Mark                          S.
     _______________________________________________________________________
        (Last)                      (First)                    (Middle)
                               1536 Beech Street
     _______________________________________________________________________
                                   (Street)
      Terre Haute                   IN                            47804
     _______________________________________________________________________
        (City)                      (State)                      (Zip)
 ___________________________________________________________________________
 2.  Issuer Name and Ticker or Trading Symbol
                          General Housewares Corp. (GHW)
 ___________________________________________________________________________
 3.  I.R.S. Identification Number of Reporting Person, if an entity
     (Voluntary)

 ___________________________________________________________________________
 4.  Statement for Month/Year
                          October/1999
 ___________________________________________________________________________
 5.  If Amendment, Date of Original (Month/Year)

 ___________________________________________________________________________
 6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
     ( ) Director
     ( ) 10% Owner
     (x) Officer (give title below)
     ( ) Other (specify title below)
      Vice President and Treasurer
 ___________________________________________________________________________
 7.  Individual, or Joint/Group Filing (Check Applicable Line)
     (x) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

 ___________________________________________________________________________

 ===========================================================================
 TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
           OR BENEFICIALLY OWNED
 ___________________________________________________________________________
 1.  Title of Security (Instr. 3)
      Common Stock

 ___________________________________________________________________________
 2.  Transaction Date (Month/Day/Year)
      (1) 10/21/99                       (3) 10/21/99 **
      (2) 10/21/99 *                     (4) 10/12/99
 ___________________________________________________________________________
 3.  Transaction Code (Instr. 8)
      (1) U                              (3) U **
      (2) U *                            (4) G V
 ___________________________________________________________________________
 4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
      (1) 32,111 D Price $28.75          (3) 500 D Price $28.75**
      (2) 1,916.49 D Price $28.75*       (4) 650 D
 ___________________________________________________________________________
 5.  Amount of Securities Beneficially Owned at End of Month
     (Instr. 3 and 4)
      0
 ___________________________________________________________________________
 6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

 ___________________________________________________________________________
 7.  Nature of Indirect Beneficial Ownership (Instr. 4)

 ___________________________________________________________________________
 Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

 ===========================================================================
 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
            OWNED
            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
 ___________________________________________________________________________
 1.  Title of Derivative Security (Instr. 3)
      Option (Right to buy)
 ___________________________________________________________________________
 2.  Conversion or Exercise Price of Derivative Security
      1)$10.00                 4)$10.50                 7)$13.125
      2)$10.00                 5)$10.50                 8)$13.125
      3)$10.00                 6)$10.50                 9)$13.125
 ___________________________________________________________________________
 3.  Transaction Date (Month/Day/Year)
      1)10/21/99               4)10/21/99               7)10/21/99
      2)10/21/99               5)10/21/99               8)10/21/99
      3)10/21/99               6)10/21/99               9)10/21/99
 ___________________________________________________________________________
 4.  Transaction Code (Instr. 8)
      1)D V                    4)D V                    7)D V
      2)D V                    5)D V                    8)D V
      3)D V                    6)D V                    9)D V
 ___________________________________________________________________________
 5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4, and 5)
      1)2,500   D              4)2,666   D              7)1,500  D
      2)2,500   D              5)2,667   D              8)1,500  D
      3)2,500   D              6)2,667   D              9)1,500  D
 ___________________________________________________________________________
 6.  Date Exercisable and Expiration Date (Month/Day/Year)
      1)11/12/97 - 11/11/02    4)2/14/98 - 2/13/03      7)8/1/96 - 7/31/01
      2)11/12/98 - 11/11/03    5)2/14/99 - 2/13/04      8)8/1/97 - 7/31/02
      3)11/12/99 - 11/11/04    6)2/14/00 - 2/13/05      9)8/1/98 - 7/31/03
 ___________________________________________________________________________
 7.  Title and Amount of Underlying Securities (Instr. 3 and 4)
      1)Common Stock 2,500     4)Common Stock 2,666     7)Common Stock 1,500
      2)Common Stock 2,500     5)Common Stock 2,667     8)Common Stock 1,500
      3)Common Stock 2,500     6)Common Stock 2,667     9)Common Stock 1,500
 ___________________________________________________________________________
 8.  Price of Derivative Securities (Instr. 5)
      1)$18.75                 4)$18.25                 7)$15.625
      2)$18.75                 5)$18.25                 8)$15.625
      3)$18.75                 6)$18.25                 9)$15.625
 ___________________________________________________________________________
 9.  Number of Derivative Securities Beneficially Owned at End of Month
     (Instr. 4)
      0
 ___________________________________________________________________________
 10. Ownership Form of Derivative Security:  Direct(D) or Indirect(I)
     (Instr. 4)

 ___________________________________________________________________________
 11. Nature of Indirect Beneficial Ownership (Instr. 4)

 ___________________________________________________________________________

 EXPLANATION OF RESPONSES:

           *  Employee Stock Purchase Plan Shares.
           ** Shares owned by Karen K. Scales Company.






        /s/ Mark S. Scales                             11/10/99
  -----------------------------------                -------------------
    **  SIGNATURE OF REPORTING PERSON                     DATE

 _____________________________

    ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

   NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

 ===========================================================================